WOLLMUTH MAHER & DEUTSCH LLP
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06018770

RECEIVED
NOV 20 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
210

November 14, 2006

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons	November 9, 2006
2.	Notification of Major Interests in Shares	November 13, 2006
3.	Notification of Major Interests in Shares	November 13, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

3

By: George Rudy
George Rudy
Authorized Representative

Enclosures

dlw 11/28

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

RICHARD WOLFF

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

OMX SECURITIES NOMINEES LIMITED

8 State the nature of the transaction

EXERCISE OF DISCRETIONARY SHARE OPTION AND SUBSEQUENT SALE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

75,152 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

75,152 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

EXERCISE PRICE £5.57

SALE PRICE £7.105

14. Date and place of transaction

8 NOVEMBER 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

41,315 SHARES

16. Date issuer informed of transaction

9 NOVEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

9 NOVEMBER 2006

END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MARKS AND SPENCER GROUP PLC

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT INDICATED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UNKNOWN

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES 25P EACH

10. Date of transaction

N/A

11. Date company informed

13 NOVEMBER 2006

12. Total holding following this notification

84,482,516 ORDINARY 25P SHARES
10,556,632 ADRS

13. Total percentage holding of issued class following this notification

8.76%

14. Any additional information

1 ADR IS EQUAL TO 6 ORDINARY SHARES

15. Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940

16. Name and signature of authorised company official responsible for making this notification

ANTHONY CLARKE

Date of notification

13 NOVEMBER 2006

*Note: At the date of this disclosure Marks and Spencer Group plc had 1,687,452,013 Ordinary Shares of 25p in issue

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MARKS AND SPENCER GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

- FIDELITY INTERNATIONAL
- FMR CORP

AND THEIR SUBSIDIARIES AND INDIRECT SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE APPENDIX 1

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE APPENDIX 1

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 25P EACH

10) Date of transaction

N/A

11) Date company informed

10 NOVEMBER 2006

12) Total holding following this notification

83,006,529 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

4.92%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940

16) Name and signature of authorised company official responsible for making this notification

ANTHONY CLARKE

Date of Notification .... 13 NOVEMBER 2006 ....

APPENDIX 1

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: Marks & Spencer Group Plc

2. Notifiable Interest: Ordinary Shares

A FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

B Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act,

namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Michelle Edwards
Associative Director - Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Security: MARKS & SPENCER GROUP PLC

Current ownership percentage; 4.92%

Total Shares Held 83,006,529

Shares in issue: 1,687,338,465

Change in holdings since last filing (1,697,032) ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
67,200	FPM	JP MORGAN, BOURNEMOUTH
569,400	FMTC	NORTHERN TRUST CO
353,400	FPM	MELLON BANK N.A.
5,850,678	FPM	JP MORGAN, BOURNEMOUTH
2,943,710	FPM	STATE STR BK AND TR CO LNDN (S
1,828,500	FPM	HSBC BANK PLC
1,795,700	FPM	NORTHERN TRUST LONDON
1,192,800	FPM	JP MORGAN, BOURNEMOUTH
283,114	FPM	BANK OF NEW YORK BRUSSELS
171,700	FPM	CHASE MANHTTN BK AG FRNKFRT (S
160,500	FPM	SOCIETE GENERALE
93,200	FPM	JPMORGAN CHASE BANK
19,700	FPM	DEXIA PRIVATBANK
5,807,900	FMTC	STATE STREET BANK AND TR CO
2,914,851	FMTC	NORTHERN TRUST CO
2,374,064	FMTC	MELLON BANK N.A.
1,819,000	FMTC	JPMORGAN CHASE BANK
976,000	FMTC	BANK OF NEW YORK
427,346	FMTC	CIBC MELLON TRUST
149,700	FMRCO	BROWN BROTHERS HARRIMAN AND CO
77,477	FMTC	ROYAL TRUST- TORONTO
36,010,200	FMRCO	BROWN BROTHERS HARRIMAN AND CO
8,438,700	FMRCO	JPMORGAN CHASE BANK
175,300	FMRCO	NORTHERN TRUST LONDON
116,700	FMRCO	STATE STREET BANK AND TR CO
76,000	FMRCO	MELLON BANK N.A.
46,500	FMRCO	NORTHERN TRUST CO
66,800	FMR	MELLON BANK NA
2,019,739	FISL	JP MORGAN,. BOURNEMOUTH
756,000	FIM JK	BERMUDA TRUST FAR EAST HK
1,085,000	FIL	JPMORGAN BOURNEMOUTH
462,900	FIL	HSBC BANK PLC
422,400	FIL	NORTHERN TRUST LONDON
404,500	FIL	JPMORGAN BOURNEMOUTH
397,980	FIL	STATE STR BK AND TR CO LNDN (S

376,300	FIL	BNP PARIBAS, PARIS (C)
368,800	FIL	STATE STREET BANK AUSTRALIA (C
255,392	FIL	BROWN BROS HARRIMN LTD LUX
168,200	FIL	BROWN BROTHERS HARRIMAN AND CO
159,000	FIL	NORTHERN TRUST CO
74,600	FIL	ING LUXEMBOURG
56,398	FIL	MORGAN STANLEY LONDON
288,500	FIJ	MASTER TRUST BANK OF JAPAN
140,600	FIJ	NOMURA TRUST AND BANKING
76,980	FIJ	TRUST&CUST SVCS BK LTD.TOKO
648,200	FICL	STATE STREET BANK AND TR CO
38,900	FIA(K)L	STATE STREET HONG KONG